[lms LOGO]
LMS MEDICAL SYSTEMS INC.
For Immediate Release

MONTREAL, QUEBEC, JANUARY 16, 2007 - LMS MEDICAL SYSTEMS INC. (THE "COMPANY")
(AMEX:LMZ; TSX:LMZ) wishes to clarify the press release disseminated by the
Company on January 12, 2007. That press release announced that on January 8,
2007, the Company received notice (the "NOTICE") from the American Stock
Exchange (the "AMEX") staff. The Notice indicated that the Company is below certain of the AMEX's continued listing standards due to shareholder's equity being less than $4,000,000 and losses from continuing operations and/or net losses in three out of its four most recent fiscal years, and shareholder's equity being less than $6,000,000 and losses from continuing operations and/or net losses in its five most recent fiscal years as set forth in Sections
1003(a)(ii) and 1003(a)(iii), respectively, of the AMEX Company Guide (the
"COMPANY GUIDE").

The Company was afforded the opportunity to submit a plan of compliance to the
AMEX by February 8, 2007 that demonstrates that the Company's ability to regain compliance with Sections 1003(a)(ii) and 1003(a)(iii) of the Company Guide by
July 8, 2008. If the Company does not submit a plan or if the plan is not accepted by the AMEX, the Company will be subject to delisting procedures set forth in Section 1010 and Part 12 of the Company Guide.

The Company plans on submitting the Plan on or before February 8, 2007.

ABOUT LMS

LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM(TM) Decision Support Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forwardlooking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company's filings with the United States Securities and Exchange
Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        FOR FURTHER INFORMATION ABOUT LMS MEDICAL SYSTEMS PLEASE CONTACT:

ANDREA MILLER, COMMUNICATIONS                  DAVID GORDON / GRANT HOWARD
LMS MEDICAL SYSTEMS INC.                       THE HOWARD GROUP INC.
Tel: (514) 488-3461 Ext. 222                   Toll Free: 1-888-221-0915
Fax: (514) 488-1880                            info@howardgroupinc.com
investor@lmsmedical.com / www.lmsmedical.com   www.howardgroupinc.com